UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Terran Orbital Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88105P103

(CUSIP NUMBER)

Marc H. Bell

6800 Broken Sound Parkway, Suite 200

Boca Raton, Florida 33487

(561) 988-1704

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 205684103

1	NAME OF REPORTING PERSONS Marc H. Bell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,946,349 (1)
	8	SHARED VOTING POWER 70,991 (2)
	9	SOLE DISPOSITIVE POWER 11,946,349 (1)
	10	SHARED DISPOSITIVE POWER 70,991 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,017,340 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 8.7%
14	TYPE OF REPORTING PERSON* IN

(1)

Includes 11,946,349 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Terran Orbital Corporation (formerly known as Tailwind Two Acquisition Corp., the “Issuer”) held directly and those underlying exercisable RSUs.

(2)	Includes 70,991 shares of Common Stock of the Issuer held directly by Terran Orbital Management Investors LLC, an investment vehicle, of which Mr. Bell shares voting and dispositive power.

Schedule 13D

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Terran Orbital Corporation, a Delaware corporation (formerly known as Tailwind Two Acquisition Corp., the “Issuer”). The address of the principal executive offices of the Issuer is 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This statement is filed by:

(i)    Marc H. Bell.

The above is referred to as the “Reporting Person”.

(b) The business address or address of the principal office of the Reporting Person is 6800 Broken Sound Parkway, Boca Raton, Florida 33487.

(c) Marc H. Bell is the Co-Founder, Chairman and Chief Executive Officer of the Issuer.

(d) and (e) During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Person is as follows:

(i)    Marc H. Bell – United States

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference.

Funds for the purchase of securities reported herein were derived from cash on hand. The Reporting Persons paid to the Issuer $626,667 for the shares of Common Stock.

Item 4. Purpose of Transaction

On March 25, 2022, the Issuer consummated the business combination contemplated in the Agreement and Plan of Merger, dated as of October 28, 2021, as amended by Amendment No. 1 thereto dated February 8, 2022 and Amendment No. 2 thereto dated March 9, 2022 (the “Merger Agreement”), by and among the Issuer, Terran Orbital Operating Corporation (formerly known as Terran Orbital Corporation (“Old Terran Orbital”) and Titan Merger Sub, Inc. (the “Business Combination”). As a result of the Business Combination, among other things, all of the outstanding shares of Old Terran Orbital were converted into the Issuer’s common stock, par value $0.0001 per share. In connection with the closing of the Business Combination, Mr. Bell became Chairman of the Board of Directors of the Issuer (the “Board”).

Investor Rights Agreement

Concurrently with the execution of the Merger Agreement, the Issuer, Old Terran Orbital and other parties thereto, including Mr. Marc H. Bell, entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which, such parties were granted certain customary registration rights with respect to their respective Registrable Securities (as defined in the Investor Rights Agreement), in each case, on the terms and subject to the conditions set forth therein. The Investor Rights Agreement provides that the Issuer will grant the investors party thereto certain customary registration rights. The Issuer will, within 45 days after the consummation of the Business Combination on March 25, 2022, file with the Securities and Exchange Commission (the “SEC”) a registration statement registering the resale of such shares of the Issuer and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof and will not be subject to any form of monetary penalty for its failure to do so; provided however that other than certain investors, and subject to certain exceptions (including as discussed below), the investors shall be subject to a six month lock-up after the consummation of the Business Combination.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investor Rights Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Indemnification Agreements

In connection with the Merger Agreement, on or around March 25, 2022, the Issuer entered into indemnification agreements with each of its directors and executive officers, including Mr. Bell. These indemnification agreements provide that the Issuer will indemnify each of its directors and executive officers against any and all expenses incurred by such director or executive officer because of his or her status as one of the Issuer’s directors or executive officers, to the fullest extent permitted by Delaware law and the Issuer’s charter and bylaws. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, the Issuer will advance all expenses incurred by its directors or executive officers in connection with a legal proceeding involving his or her status as a director or executive officer.

The foregoing description of the indemnification agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, which are attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Reporting Person acquired the Common Stock and other securities of the Issuer for investment purposes. Due to Mr. Bell’s membership on the Board, he may from time to time have further discussions with directors and officers of the Issuer, or discussions with other shareholders or third parties regarding the Issuer’s business operations, strategies, capital structure, assets, liabilities and other matters related to the Issuer. The Reporting Person, including as a member of the Board, may engage in a number of conversations that may relate to one or more of the items in subsections (a) through (j). The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Person intends to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other securities, derivatives or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii), to the extent permitted under the policies of the Issuer, engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information in Item 4 is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The below information is based on the number of shares of Common Stock reported as issued and outstanding in the Issuer’s Amended Current Report on Form 8-K filed with the SEC on March 31, 2022.

As described in Item 4, the Reporting Person may be deemed the beneficial owner of the following:

A.	Marc H. Bell

(a)	As of the close of business on April 4, 2022, Marc H. Bell beneficially owned 12,017,340 shares of Common Stock.

Percentage: 8.7%

(b)	1. Sole power to vote or direct vote: 11,946,349

2. Shared power to vote or direct vote: 70,991

3. Sole power to dispose or direct the disposition: 11,946,349

4. Shared power to dispose or direct the disposition: 70,991

(c) The disclosure in Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions in the Common Stock by the Reporting Person within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated herein by reference. Other than the agreements described in Item 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material To Be Filed as Exhibit

99.1	Investor Rights Agreement, dated October 28, 2021, by and among Terran Orbital Corporation, Tailwind Two Acquisition Corp. and the other parties thereto (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed on October 28, 2021).

99.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Amended Current Report on Form 8-K filed on March 28, 2022).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2022

/s/ Marc H. Bell
MARC H. BELL